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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 15)*

INFOUSA INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
456818-30-1
(CUSIP Number)
April 19, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	456818-30-1

1	NAMES OF REPORTING PERSONS: Vinod Gupta

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	5	SOLE VOTING POWER:

NUMBER OF		22,947,450(1)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		79,273(2)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		22,947,450(1)

WITH:	8	SHARED DISPOSITIVE POWER:

79,273(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

23,026,723(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

41.0%(3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1)	Of such 22,947,450 shares of common stock, (i) the reporting person is the direct beneficial owner of 18,769,071 shares of common stock and 962,493 shares of common stock issuable upon the exercise of options vested as of the date of this Amendment or vesting within 60 days hereafter; (ii) the reporting person is the indirect beneficial owner of (A) 799,656 shares of common stock held by the Vinod Gupta Irrevocable Annuity Trust, (B) 200,000 shares of common stock held by the Vinod Gupta Family Foundation, (C) 107,500 shares of common stock held by the Vinod Gupta Charitable Trust, (D) 2,104,557 shares of common stock held by irrevocable trusts for three adult children, and (E) 4,173 shares of common stock owned under the issuer’s 401(k) plan. Please see Annex A attached hereto for a detailed description of the reporting person’s beneficial ownership.

(2)	Of such 79,273 shares of common stock, the reporting person is the indirect beneficial owner of (i) 33,788 shares held by the Jess A. Gupta Revocable Trust, (ii) 485 shares owned by Jess A. Gupta under the issuer’s 401(k) plan, and (iii) 45,000 shares held by the reporting person’s spouse.

(3)	Based on 55,300,311 shares of common stock outstanding as of June 30, 2006.

CUSIP NO. 456818-30-1	SCHEDULE 13G

Item 1(a).	Name of issuer:

infoUSA Inc. (the “Company”)

Item 1(b).	Address of Issuer’s principal executive offices:

5711 South 86th Circle, Omaha, Nebraska 68127

Item 2(a) — (c).	Name, Address and Citizenship of Persons Filing:

Vinod Gupta
5711 South 86th Circle
Omaha, Nebraska 68127

Mr. Gupta is a citizen of the United States of America

Item 2(d).	Title of class of securities:

Common Stock, $0.0025 par value

Item 2(e).	CUSIP No.:
456818-30-1

Item 3.	If this statement is filed pursuant to Sections 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

CUSIP NO. 456818-30-1	SCHEDULE 13G

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);

(h)	☐	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J)

Not applicable.

Item 4.	Ownership:

	(a)	Amount beneficially owned: 23,026,723

	(b)	Percent of class: 41.0%

	(c)	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote: 22,947,450

		(ii)	shared power to vote or to direct the vote: 79,273

		(iii)	sole power to dispose or to direct the disposition of: 22,947,450

		(iv)	shared power to dispose or to direct the disposition of: 79,273
               This statement is being filed in part to disclose that the reporting person is the indirect beneficial owner of certain shares (the “Shares”) held by certain entities of which Mr. Gupta has sole or shared voting or investment control, including, without limitation, the Vinod Gupta Revocable Trust, Vinod Gupta Irrevocable Annuity Trust, Vinod Gupta Charitable Remainder Trust, Vinod Gupta Family Foundation, irrevocable trusts for his three adult children, and shares held by his spouse. Mr. Gupta may be deemed to have sole or shared dispositive or voting control over the Shares. Mr. Gupta now makes this filing to identify the number of shares in each separate acquisition by party (trust or spouse) and the dates on which they were acquired and state the date the obligation to report such acquisitions was due. The disclosure of such information may be found on Annex A, attached hereto.

CUSIP NO. 456818-30-1	SCHEDULE 13G

Item 5.	Ownership of five percent or less of a class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of more than five percent on behalf of another person:

Not Applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person:

Not Applicable.

Item 8.	Identification and classification of members of the group:

Not Applicable.

Item 9.	Notice of dissolution of group:

Not Applicable.

Item 10.	Certifications:

Not Applicable.
[Signature page follows]

CUSIP NO. 456818-30-1	SCHEDULE 13G
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 28, 2006

/s/ Vinod Gupta

Vinod Gupta
ATTENTION: Intentional misstatements or
omissions of fact constitute Federal
criminal violations (See 18 U.S.C. § 1001)

1.	Upon the Company’s initial public offering (“IPO”) of its common stock on February 18, 1992, Mr. Gupta was deemed to beneficially own 9,800,000 shares of the Company’s common stock. Mr. Gupta’s ownership included: (a) 9,350,000 shares of common stock directly owned; (b) 150,000 shares of common stock held in trust for the benefit of his child Alexander A. Gupta (the “Alex Gupta Trusts”), of which Mr. Gupta is a trustee and exercises voting and/or dispositive control; (c) 150,000 shares of common stock held in trust for the benefit of his child Benjamin K. Gupta (the “Ben Gupta Trusts”), of which Mr. Gupta is a trustee and exercises voting and/or dispositive control; and (d) 150,000 shares of common stock held in trust for the benefit of his child Jess A. Gupta (the “Jess Gupta Trusts”), of which Mr. Gupta is a trustee and exercises voting and/or dispositive control.

Vinod Gupta’s direct holdings consist of shares held by him directly and shares held by the Vinod Gupta Revocable Trust.

The holdings of the Alex Gupta Trusts consist of shares held by Alexander A. Gupta, Mr. Gupta’s child, directly and shares held by (a) the Vinod Gupta Irrevocable Trust for the Benefit of Alexander A. Gupta; (b) Alexander A. Gupta Education Trust and (c) Alexander A. Gupta 2001 Irrevocable Trust.

The holdings of the Ben Gupta Trusts consist of shares held by Benjamin K. Gupta, Mr. Gupta’s child, directly and shares held by (a) the Vinod Gupta Irrevocable Trust for the Benefit of Benjamin K. Gupta; (b) Benjamin K. Gupta Education Trust and (c) Benjamin K. Gupta 2001 Irrevocable Trust.

The holdings of the Jess Gupta Trusts consist of shares held by Jess A. Gupta, Mr. Gupta’s child, directly and shares held by (a) the Vinod Gupta Irrevocable Trust for the Benefit of Jess A. Gupta; (b) Jess A. Gupta Education Trust; (c) Jess A. Gupta 2001 Irrevocable Trust; and (d) the Jess A. Gupta Revocable Trust.

Vinod Gupta, or his designee was or is a trustee of each of the aforementioned trusts and exercises voting and/or dispositive control over the shares held by them.

2.	Upon the filing of Mr. Gupta’s initial Schedule 13G, filed with the Securities and Exchange Commission (the “Commission”) on March 24, 1992, Mr. Gupta was deemed to beneficially own 8,580,674 shares of the Company’s common stock. Mr. Gupta’s ownership included: (a) 8,186,666 shares directly owned; (b) 131,336 shares of common stock held by the Alex Gupta Trusts; (c) 131,336 shares of common stock held in trust for the benefit of Ben Gupta Trusts; and (d) 131,336 shares of common stock held in trust for the benefit of Jess Gupta Trusts. The following is a summary of the transactions that occurred between the Company’s IPO and the filing of Mr. Gupta’s initial Schedule 13G:

Party	Date of Transaction	Transaction Type	Number of Shares	Description
Vinod Gupta	2/19/1992	Sale	1,163,334	Shares sold in IPO
Alex Gupta Trusts	2/19/1992	Sale	18,664	Shares sold in IPO
Ben Gupta Trusts	2/19/1992	Sale	18,664	Shares sold in IPO
Jess Gupta Trusts	2/19/1992	Sale	18,664	Shares sold in IPO
3.	As of December 31, 1992, Mr. Gupta beneficially owned 6,670,759 shares of the Company’s common stock. Mr. Gupta’s ownership included: (a) 6,355,636 shares directly owned; (b) 105,041 shares of common stock held by the Alex Gupta Trusts; (c) 105,041 shares of common stock held Ben Gupta Trusts; and (d) 105,041 shares of common stock held Jess Gupta Trusts. During the calendar year ended December 31, 1992, Mr. Gupta also indirectly beneficially owned (e) 600,000 shares of common stock held by Vinod Gupta Charitable Remainder Trust (the “CRT”) of which Mr. Gupta is a trustee and exercises voting or dispositive control; and (f) 280,000 shares of common stock held by the Vinod Gupta Charitable Foundation (the “Foundation”), of which Mr. Gupta is a trustee and exercises voting or dispositive control. During the calendar year ended December 31, 1992, both CRT and the Foundation completely liquidated their holdings in the Company. The holdings of the Foundation consist of shares held by it and its successor entities, including, without limitation: (a) the Global Quest Foundation and (b) the Vinod Gupta Family Foundation. During the year ended December 31, 1992, Mr.

Gupta transferred 240,000 shares of common stock to his former spouse Bonnie Gupta. These shares are not counted in Mr. Gupta’s beneficial ownership because at the time of transfer, Mr. Gupta and his former spouse were no longer married. The following is a summary of the transactions that occurred between the filing of Mr. Gupta’s initial Schedule 13G and December 31, 1992:

Party	Date of Transaction	Transaction Type	Number of Shares	Description
Vinod Gupta	8/31/1992	Transfer	240,000	Transfer to Bonnie Gupta (former spouse)
Vinod Gupta	8/31/1992	Transfer	600,000	Transfer to CRT
CRT	8/31/1992	Transfer	600,000	Transfer from Vinod Gupta
Vinod Gupta	8/31/1992	Transfer	280,000	Gift to Foundation
Foundation	8/31/1992	Transfer	280,000	Gift from Vinod Gupta
Vinod Gupta	9/17/1992	Sale	662,443	Sale in secondary offering
Foundation	9/17/1992	Sale	280,000	Sale in secondary offering
CRT	9/17/1992	Sale	600,000	Sale in secondary offering
Alex Gupta Trusts	9/17/1992	Sale	25,492	Sale in secondary offering
Ben Gupta Trusts	9/17/1992	Sale	25,492	Sale in secondary offering
Jess Gupta Trusts	9/17/1992	Sale	25,492	Sale in secondary offering
Vinod Gupta	10/16/1992	Sale	48,587	Open market sale
Alex Gupta Trusts	10/22/1992	Sale	803	Open market sale
Ben Gupta Trusts	10/22/1992	Sale	803	Open market sale
Jess Gupta Trusts	10/22/1992	Sale	803	Open market sale
4.	As of December 31, 1993, Mr. Gupta beneficially owned 6,660,759 shares of the Company’s common stock. Mr. Gupta’s ownership included: (a) 6,271,036 shares directly owned; (b) 123,241 shares of common stock held by the Alex Gupta Trusts; (c) 123,241 shares of common stock held by the Ben Gupta Trusts; (d) 123,241 shares of common stock held by the Jess Gupta Trusts; and (e) 20,000 shares of common stock held by the Foundation. The following is a summary of the transactions that occurred during the calendar year ended December 31, 1993.

Party	Date of Transaction	Transaction Type	Number of Shares	Description
Vinod Gupta	9/2/1993	Transfer	18,200	Gift to Alex Gupta Trusts
Vinod Gupta	9/2/1993	Transfer	18,200	Gift to Ben Gupta Trusts
Vinod Gupta	9/2/1993	Transfer	18,200	Gift to Jess Gupta Trusts
Alex Gupta Trusts	9/2/1993	Transfer	18,200	Gift from Vinod Gupta
Ben Gupta Trusts	9/2/1993	Transfer	18,200	Gift from Vinod Gupta
Jess Gupta Trusts	9/2/1993	Transfer	18,200	Gift from Vinod Gupta
Vinod Gupta	11/2/1993	Transfer	20,000	Gift to Foundation
Foundation	11/2/1993	Transfer	20,000	Gift from Vinod Gupta
Vinod Gupta	11/2/1993	Transfer	10,000	Gift to Univ. of Nebraska Foundation
5.	As of December 31, 1994, Mr. Gupta beneficially owned 6,607,189 shares of the Company’s common stock. Mr. Gupta’s ownership included: (a) 6,134,036 shares directly owned; (b) 121,051 shares of common stock held by the Alex Gupta Trusts; (c) 121,051 shares of common stock held by the Ben Gupta Trusts; (d) 121,051 shares of common stock held by the Jess Gupta Trusts; and (e) 110,000 shares of common stock held by the Foundation. The following is a summary of the transactions that occurred during the calendar year ended December 31, 1994.

Party	Date of Transaction	Transaction Type	Number of Shares	Description
Alex Gupta Trusts	1/1/1994	Acquisition	10	Receipt of IPO Commemorative Shares

Party	Date of Transaction	Transaction Type	Number of Shares	Description
Ben Gupta Trusts	1/1/1994	Acquisition	10	Receipt of IPO Commemorative Shares
Jess Gupta Trusts	1/1/1994	Acquisition	10	Receipt of IPO Commemorative Shares
Foundation	2/1/1994	Sale	5,000	Open market sale
Alex Gupta Trusts	2/2/1994	Sale	2,200	Open market sale
Ben Gupta Trusts	2/2/1994	Sale	2,200	Open market sale
Jess Gupta Trusts	2/2/1994	Sale	2,200	Open market sale
Vinod Gupta	2/16/1994	Sale	5,000	Open market sale
Vinod Gupta	2/16/1994	Sale	5,000	Open market sale
Vinod Gupta	2/22/1994	Sale	2,000	Open market sale
Foundation	3/7/1994	Sale	5,000	Open market sale
Vinod Gupta	11/8/1994	Sale	5,000	Open market sale
Vinod Gupta	11/10/1994	Sale	7,500	Open market sale
Vinod Gupta	11/14/1994	Sale	12,500	Open market sale
Vinod Gupta	12/27/1994	Transfer	100,000	Gift to Foundation
Foundation	12/27/1994	Transfer	100,000	Gift from Vinod Gupta
6.	As of December 31, 1995, Mr. Gupta beneficially owned 9,559,782 shares of the Company’s common stock. This reflects a 3:2 split of the Company’s common stock effected on August 14, 1995 in the form of a stock dividend payable to shareholders of record at the close of business on July 31, 1995. Mr. Gupta’s ownership included: (a) 8,976,054 shares directly owned; (b) 150,076 shares of common stock held by the Alex Gupta Trusts; (c) 150,076 shares of common stock held by the Ben Gupta Trusts; (d) 150,076 shares of common stock held by the Jess Gupta Trusts; and (e) 133,500 shares of common stock held by the Foundation. The following is a summary of the transactions that occurred during the calendar year ended December 31, 1995.

Party	Date of Transaction	Transaction Type	Number of Shares	Description
Alex Gupta Trusts	2/24/1995	Sale	2,000	Open market sale
Ben Gupta Trusts	2/24/1995	Sale	2,000	Open market sale
Jess Gupta Trusts	2/24/1995	Sale	2,000	Open market sale
Vinod Gupta	2/27/1995	Sale	20,000	Open market sale
Alex Gupta Trusts	2/27/1995	Sale	5,000	Open market sale
Ben Gupta Trusts	2/27/1995	Sale	5,000	Open market sale
Jess Gupta Trusts	2/27/1995	Sale	5,000	Open market sale
Foundation	3/28/1995	Sale	5,000	Open market sale
Vinod Gupta	4/21/1995	Sale	50,000	Open market sale
Vinod Gupta	4/28/1995	Sale	10,000	Open market sale
Foundation	4/28/1995	Sale	10,000	Open market sale
Alex Gupta Trusts	4/28/1995	Sale	2,000	Open market sale
Alex Gupta Trusts	4/28/1995	Sale	5,000	Open market sale
Ben Gupta Trusts	4/28/1995	Sale	2,000	Open market sale
Ben Gupta Trusts	4/28/1995	Sale	5,000	Open market sale
Jess Gupta Trusts	4/28/1995	Sale	2,000	Open market sale
Jess Gupta Trusts	4/28/1995	Sale	5,000	Open market sale
Foundation	5/4/1995	Sale	3,000	Open market sale
Vinod Gupta	5/5/1995	Sale	10,000	Open market sale
Vinod Gupta	5/9/1995	Sale	25,000	Open market sale
Vinod Gupta	5/24/1995	Sale	10,000	Open market sale
Alex Gupta Trusts	5/24/1995	Sale	2,000	Open market sale
Alex Gupta Trusts	5/24/1995	Sale	1,000	Open market sale
Ben Gupta Trusts	5/24/1995	Sale	1,000	Open market sale
Ben Gupta Trusts	5/24/1995	Sale	2,000	Open market sale
Jess Gupta Trusts	5/24/1995	Sale	1,000	Open market sale
Jess Gupta Trusts	5/24/1995	Sale	2,000	Open market sale

Party	Date of Transaction	Transaction Type	Number of Shares	Description
Vinod Gupta	7/26/1995	Sale	25,000	Open market sale
Alex Gupta Trusts	7/26/1995	Sale	3,000	Open market sale
Ben Gupta Trusts	7/26/1995	Sale	3,000	Open market sale
Jess Gupta Trusts	7/26/1995	Sale	3,000	Open market sale
Foundation	7/27/1995	Sale	3,000	Open market sale
Alex Gupta Trusts	7/27/1995	Sale	1,000	Open market sale
Ben Gupta Trusts	7/27/1995	Sale	1,000	Open market sale
Jess Gupta Trusts	7/27/1995	Sale	1,000	Open market sale
7.	As of December 31, 1996, Mr. Gupta beneficially owned 9,732,427 shares of the Company’s common stock. Mr. Gupta’s ownership included: (a) 9,145,654 shares directly owned; (b) 151,091 shares of common stock held by the Alex Gupta Trusts; (c) 151,091 shares of common stock held by the Ben Gupta Trusts; (d) 151,091 shares of common stock held by the Jess Gupta Trusts; and (e) 133,500 shares of common stock held by the Foundation. The following is a summary of the transactions that occurred during the calendar year ended December 31, 1996.

Party	Date of Transaction	Transaction Type	Number of Shares	Description
Vinod Gupta	1/25/1996	Acquisition	2,000	Open market purchase
Vinod Gupta	2/16/1996	Transfer	31,500	Investment in the Custom Technology Growth Fund, LLC
Vinod Gupta	7/16/1996	Acquisition	75,000	Open market purchase
Vinod Gupta	7/16/1996	Acquisition	25,000	Open market purchase
Vinod Gupta	7/16/1996	Acquisition	25,000	Open market purchase
Vinod Gupta	7/17/1996	Acquisition	5,000	Open market purchase
Vinod Gupta	7/17/1996	Acquisition	70,000	Open market purchase
Vinod Gupta	8/16/1996	Transfer	300	Gift to Alex Gupta Trusts
Alex Gupta Trusts	8/16/1996	Transfer	300	Gift from Vinod Gupta
Vinod Gupta	8/16/1996	Transfer	300	Gift to Ben Gupta Trusts
Ben Gupta Trusts	8/16/1996	Transfer	300	Gift from Vinod Gupta
Vinod Gupta	8/16/1996	Transfer	300	Gift to Jess Gupta Trusts
Jess Gupta Trusts	8/16/1996	Transfer	300	Gift from Vinod Gupta
Alex Gupta Trusts	8/21/1996	Transfer	715	Gift from Bonnie Gupta (former spouse to Vinod Gupta) to Alex Gupta Trusts
Ben Gupta Trusts	8/21/1996	Transfer	715	Gift from Bonnie Gupta to Ben Gupta Trusts
Jess Gupta Trusts	8/21/1996	Transfer	715	Gift from Bonnie Gupta to Jess Gupta Trusts
8.	As of December 31, 1997, Mr. Gupta beneficially owned 19,204,325 shares of the Company’s common stock. Mr. Gupta’s ownership included: (a) 17,891,308 shares directly owned; (b) 251,339 shares of common stock held by the Alex Gupta Trusts; (c) 250,339 shares of common stock held by the Ben Gupta Trusts; (d) 251,339 shares of common stock held by the Jess Gupta Trusts; (e) 200,000 shares of common stock held by the Foundation and (f) 360,000 shares of common stock purchasable within 60 days of December 31, 1997 pursuant to the exercise of outstanding options. The following is a summary of the transactions that occurred during the calendar year ended December 31, 1997.

On October 3, 1997, the Company’s stockholders approved a reclassification of the existing common stock as Class B common stock and authorized a new Class A common stock. Following the stockholder action, the Company’s board of directors declared a dividend of one share of Class A common stock for each share of Class B common stock outstanding as of October 3, 1997. The dividend was issued on or about October 10, 1997. The share amounts presented below represent a combined total Class A and Class B common stock because the company subsequently reclassified the Class A and Class B common stock as a single class of common stock. See Note 10.

Party	Date of Transaction	Transaction Type	Number of Shares	Description
Ben Gupta Trusts	2/18/1997	Sale	315	Open market sale
Ben Gupta Trusts	2/18/1997	Sale	661	Open market sale
Jess Gupta Trusts	2/18/1997	Sale	561	Open market sale
Jess Gupta Trusts	2/21/1997	Sale	315	Open market sale
Alex Gupta Trusts	2/21/1997	Sale	315	Open market sale
Alex Gupta Trusts	2/21/1997	Sale	561	Open market sale
Ben Gupta Trusts	2/21/1997	Sale	1,000	Open market sale
Ben Gupta Trusts	2/21/1997	Sale	1,500	Open market sale
Jess Gupta Trusts	2/21/1997	Sale	1,000	Open market sale
Alex Gupta Trusts	2/24/1997	Sale	1,000	Open market sale
Alex Gupta Trusts	2/28/1997	Sale	5,000	Open market sale
Foundation	4/24/1997	Sale	1,500	Open market sale
Foundation	4/25/1997	Sale	18,500	Open market sale
Alex Gupta Trusts	4/25/1997	Sale	2,000	Open market sale
Alex Gupta Trusts	4/25/1997	Sale	500	Open market sale
Alex Gupta Trusts	4/25/1997	Sale	1,000	Open market sale
Ben Gupta Trusts	4/25/1997	Sale	500	Open market sale
Ben Gupta Trusts	4/25/1997	Sale	1,000	Open market sale
Ben Gupta Trusts	4/25/1997	Sale	500	Open market sale
Ben Gupta Trusts	4/25/1997	Sale	1,000	Open market sale
Jess Gupta Trusts	4/25/1997	Sale	500	Open market sale
Jess Gupta Trusts	4/25/1997	Sale	1,000	Open market sale
Jess Gupta Trusts	4/25/1997	Sale	2,000	Open market sale
Alex Gupta Trusts	5/5/1997	Sale	300	Open market sale
Ben Gupta Trusts	5/5/1997	Sale	300	Open market sale
Jess Gupta Trusts	5/5/1997	Sale	300	Open market sale
Vinod Gupta	5/8/1997	Sale	20,000	Open market sale
Alex Gupta Trusts	5/8/1997	Sale	6,000	Open market sale
Alex Gupta Trusts	5/8/1997	Sale	4,500	Open market sale
Alex Gupta Trusts	5/8/1997	Sale	200	Open market sale
Ben Gupta Trusts	5/8/1997	Sale	9,500	Open market sale
Ben Gupta Trusts	5/8/1997	Sale	4,500	Open market sale
Ben Gupta Trusts	5/8/1997	Sale	200	Open market sale
Jess Gupta Trusts	5/8/1997	Sale	9,500	Open market sale
Jess Gupta Trusts	5/8/1997	Sale	5,000	Open market sale
Jess Gupta Trusts	5/8/1997	Sale	200	Open market sale
Vinod Gupta	5/12/1997	Sale	20,000	Open market sale
Vinod Gupta	5/14/1997	Sale	5,000	Open market sale
Vinod Gupta	5/20/1997	Sale	20,000	Open market sale
Vinod Gupta	5/22/1997	Sale	20,000	Open market sale
Vinod Gupta	5/27/1997	Sale	5,000	Open market sale
Vinod Gupta	5/29/1997	Sale	10,000	Open market sale
Vinod Gupta	5/30/1997	Sale	10,000	Open market sale
Alex Gupta Trusts	8/13/1997	Sale	4,100	Open market sale
Ben Gupta Trusts	8/13/1997	Sale	5,400	Open market sale
Jess Gupta Trusts	8/13/1997	Sale	500	Open market sale
Vinod Gupta	8/13/1997	Sale	10,000	Open market sale
Vinod Gupta	8/14/1997	Sale	7,500	Open market sale
Vinod Gupta	8/15/1997	Sale	12,500	Open market sale

Party	Date of Transaction	Transaction Type	Number of Shares	Description
Foundation	8/15/1997	Sale	13,500	Open market sale
Alex Gupta Trusts	8/15/1997	Sale	400	Open market sale
Jess Gupta Trusts	8/15/1997	Sale	5,000	Open market sale
Vinod Gupta	8/25/1997	Sale	10,000	Open market sale
Vinod Gupta	9/16/1997	Transfer	100,000	Transfer to Crystal Grow
Alex Gupta Trusts	12/11/1997	Transfer	909	Gift from Bonnie Gupta
Ben Gupta Trusts	12/11/1997	Transfer	909	Gift from Bonnie Gupta
Jess Gupta Trusts	12/11/1997	Transfer	909	Gift from Bonnie Gupta
Vinod Gupta	12/12/1997	Acquisition	100,000	Open market purchase
9. As of December 31, 1998, Mr. Gupta beneficially owned 19,923,605 shares of the Company’s common stock. Mr. Gupta’s ownership included: (a) 17,335,808 shares directly owned; (b) 242,488 shares of common stock held by the Alex Gupta Trusts; (c) 241,988 shares of common stock held by the Ben Gupta Trusts; (d) 252,488 shares of common stock held by the Jess Gupta Trusts; (e) 190,000 shares of common stock held by the Foundation; (f) 900,000 shares of common stock indirectly through the Vinod Gupta 1998 Irrevocable Annuity Trust (the “1998 GRAT”); and (g) 760,833 shares of common stock purchasable within 60 days of December 31, 1998 pursuant to the exercise of outstanding options. The following is a summary of the transactions that occurred during the calendar year ended December 31, 1998.

Party	Date of Transaction	Transaction Type	Number of Shares	Description
Foundation	2/6/1998	Sale	10,000	Open market sale
Alex Gupta Trusts	2/6/1998	Sale	690	Open market sale
Alex Gupta Trusts	2/6/1998	Sale	10,000	Open market sale
Ben Gupta Trusts	2/6/1998	Sale	190	Open market sale
Ben Gupta Trusts	2/6/1998	Sale	10,000	Open market sale
Jess Gupta Trusts	2/6/1998	Sale	690	Open market sale
Jess Gupta Trusts	2/6/1998	Sale	10,000	Open market sale
Vinod Gupta	4/28/1998	Acquisition	25,000	Open market purchase
Vinod Gupta	5/1/1998	Acquisition	5,000	Open market purchase
Vinod Gupta	5/4/1998	Acquisition	15,000	Open market purchase
Vinod Gupta	5/5/1998	Acquisition	5,000	Open market purchase
Vinod Gupta	8/3/1998	Acquisition	55,000	Open market purchase
Vinod Gupta	8/11/1998	Acquisition	25,000	Open market purchase
Vinod Gupta	11/3/1998	Acquisition	10,000	Open market purchase
Vinod Gupta	11/3/1998	Acquisition	2,000	Open market purchase
Vinod Gupta	11/3/1998	Transfer	900,000	Gift to 1998 GRAT
1998 GRAT	11/3/1998	Transfer	900,000	Gift from Vinod Gupta
Jess Gupta Trusts	11/4/1998	Acquisition	10,000	Open market purchase
Vinod Gupta	11/9/1998	Acquisition	2,500	Open market purchase
Alex Gupta Trusts	12/11/1998	Transfer	1,839	Gift from Bonnie Gupta
Ben Gupta Trusts	12/11/1998	Transfer	1,839	Gift from Bonnie Gupta
Jess Gupta Trusts	12/11/1998	Transfer	1,839	Gift from Bonnie Gupta
Vinod Gupta	12/31/1998	Transfer	200,000	Transfer from Crystal Grow
10. As of December 31, 1999, Mr. Gupta beneficially owned 20,815,604 shares of the Company’s common stock. Mr. Gupta’s ownership included: (a) 17,565,408 shares directly owned; (b) 242,488 shares of common stock held by the Alex Gupta Trusts; (c) 241,988 shares of common stock held by the Ben Gupta Trusts; (d) 257,488 shares of common stock held by the Jess Gupta Trusts; (e) 190,000 shares of common stock held by the Foundation; (f) 77,500 shares of common stock held by the CRT; (g) 2,000 shares of common stock held by Everest Equity Partners I, LP (“Everest”) over which Mr. Gupta has voting and dispositive control; (h) 882,900 shares of common stock indirectly through the 1998 GRAT; and (i) 1,355,832 shares of common stock purchasable within 60 days of

December 31, 1999 pursuant to the exercise of outstanding options. The following is a summary of the transactions that occurred during the calendar year ended December 31, 1999.
On October 21, 1999, the Company’s stockholders approved the reclassification of the Company’s Class A and Class B common stock into a single class of common stock. The numbers presented in this Annex A reflect that reclassification.

Party	Date of Transaction	Transaction Type	Number of Shares	Description
Vinod Gupta	1/28/1999	Acquisition	10,000	Open market purchase
Vinod Gupta	1/29/1999	Acquisition	1,000	Open market purchase
Vinod Gupta	1/29/1999	Acquisition	12,000	Open market purchase
Vinod Gupta	1/29/1999	Acquisition	5,000	Open market purchase
Vinod Gupta	2/1/1999	Acquisition	4,000	Open market purchase
Vinod Gupta	2/1/1999	Acquisition	25,500	Open market purchase
Vinod Gupta	2/1/1999	Acquisition	11,500	Open market purchase
Vinod Gupta	2/1/1999	Acquisition	10,000	Open market purchase
Vinod Gupta	2/1/1999	Acquisition	1,000	Open market purchase
Vinod Gupta	2/2/1999	Acquisition	24,000	Open market purchase
Vinod Gupta	2/2/1999	Acquisition	2,000	Open market purchase
Vinod Gupta	2/2/1999	Acquisition	400	Open market purchase
Vinod Gupta	2/2/1999	Acquisition	3,000	Open market purchase
Vinod Gupta	2/2/1999	Acquisition	9,000	Open market purchase
Vinod Gupta	2/2/1999	Acquisition	1,600	Open market purchase
Vinod Gupta	2/4/1999	Acquisition	2,000	Open market purchase
Vinod Gupta	2/5/1999	Acquisition	4,000	Open market purchase
Vinod Gupta	2/5/1999	Acquisition	4,000	Open market purchase
Vinod Gupta	2/5/1999	Acquisition	2,000	Open market purchase
Vinod Gupta	2/5/1999	Acquisition	2,000	Open market purchase
Vinod Gupta	2/5/1999	Acquisition	2,000	Open market purchase
Vinod Gupta	2/5/1999	Acquisition	4,000	Open market purchase
Vinod Gupta	2/11/1999	Acquisition	20,000	Open market purchase
Vinod Gupta	2/12/1999	Acquisition	100	Open market purchase
Vinod Gupta	2/12/1999	Acquisition	4,000	Open market purchase
Vinod Gupta	2/16/1999	Acquisition	4,000	Open market purchase
Vinod Gupta	2/17/1999	Acquisition	21,200	Open market purchase
Vinod Gupta	2/18/1999	Acquisition	1,700	Open market purchase
Vinod Gupta	2/19/1999	Acquisition	2,000	Open market purchase
Vinod Gupta	2/22/1999	Acquisition	1,200	Open market purchase
Vinod Gupta	2/23/1999	Acquisition	12,500	Open market purchase
Vinod Gupta	2/25/1999	Acquisition	5,800	Open market purchase
Jess Gupta Trusts	2/2/1999	Acquisition	3,000	Open market purchase
Jess Gupta Trusts	2/2/1999	Acquisition	2,000	Open market purchase
CRT	2/5/1999	Acquisition	2,000	Open market purchase
CRT	2/5/1999	Acquisition	9,200	Open market purchase
CRT	2/5/1999	Acquisition	2,000	Open market purchase
CRT	2/8/1999	Acquisition	700	Open market purchase
CRT	2/9/1999	Acquisition	4,900	Open market purchase
CRT	2/9/1999	Acquisition	7,000	Open market purchase
CRT	2/10/1999	Acquisition	700	Open market purchase
CRT	2/10/1999	Acquisition	4,000	Open market purchase
CRT	2/10/1999	Acquisition	2,000	Open market purchase
CRT	2/11/1999	Acquisition	2,000	Open market purchase
CRT	2/11/1999	Acquisition	8,500	Open market purchase

Party	Date of Transaction	Transaction Type	Number of Shares	Description
CRT	2/11/1999	Acquisition	4,000	Open market purchase
CRT	2/12/1999	Acquisition	2,000	Open market purchase
CRT	2/12/1999	Acquisition	1,000	Open market purchase
CRT	2/23/1999	Acquisition	20,000	Open market purchase
CRT	2/25/1999	Acquisition	7,500	Open market purchase
Vinod Gupta	4/8/1999	Transfer	17,100	Gift from 1998 GRAT
1998 GRAT	4/8/1999	Transfer	17,100	Gift to Vinod Gupta
Everest	9/2/1999	Acquisition	2,000	Acquisition by Everest
11. As of December 31, 2000, Mr. Gupta beneficially owned 22,071,436 shares of the Company’s common stock. Mr. Gupta’s ownership included: (a) 18,409,908 shares directly owned; (b) 279,988 shares of common stock held by the Alex Gupta Trusts; (c) 279,488 shares of common stock held by the Ben Gupta Trusts; (d) 304,988 shares of common stock held by the Jess Gupta Trusts; (e) 150,000 shares of common stock held by the Foundation; (f) 107,500 shares of common stock held by the CRT; (g) 2,000 shares of common stock held by Everest; (h) 703,400 shares of common stock indirectly through the 1998 GRAT; and (i) 1,834,164 shares of common stock that purchasable within 60 days of December 31, 2000 pursuant to the exercise of outstanding options. The following is a summary of the transactions that occurred during the calendar year ended December 31, 2000.

Party	Date of Transaction	Transaction Type	Number of Shares	Description
CRT	2/3/2000	Sale	10,000	Open market sale
CRT	2/3/2000	Sale	10,000	Open market sale
Vinod Gupta	2/3/2000	Sale	10,000	Open market sale
Vinod Gupta	2/3/2000	Sale	10,000	Open market sale
Vinod Gupta	2/3/2000	Sale	10,000	Open market sale
Foundation	2/3/2000	Sale	20,000	Open market sale
Foundation	2/3/2000	Sale	20,000	Open market sale
Alex Gupta Trusts	2/4/2000	Sale	2,500	Open market sale
Ben Gupta Trusts	2/4/2000	Sale	2,000	Open market sale
Ben Gupta Trusts	2/4/2000	Sale	100	Open market sale
Ben Gupta Trusts	2/4/2000	Sale	400	Open market sale
Jess Gupta Trusts	2/4/2000	Sale	2,500	Open market sale
Vinod Gupta	4/17/2000	Transfer	179,500	Gift from 1998 GRAT
1998 GRAT	4/17/2000	Transfer	179,500	Gift to Vinod Gupta
Vinod Gupta	8/4/2000	Acquisition	2,500	Open market purchase
Vinod Gupta	8/7/2000	Acquisition	10,000	Open market purchase
Vinod Gupta	8/9/2000	Acquisition	12,500	Open market purchase
Vinod Gupta	8/14/2000	Acquisition	20,000	Open market purchase
Vinod Gupta	8/15/2000	Acquisition	5,000	Open market purchase
Vinod Gupta	8/24/2000	Acquisition	5,000	Open market purchase
Vinod Gupta	8/31/2000	Acquisition	10,000	Open market purchase
CRT	8/9/2000	Acquisition	17,500	Open market purchase
CRT	8/10/2000	Acquisition	7,500	Open market purchase
CRT	8/15/2000	Acquisition	25,000	Open market purchase
Jess Gupta Trusts	8/21/2000	Acquisition	10,000	Open market purchase
Alex Gupta Trusts	8/24/2000	Acquisition	15,000	Open market purchase
Ben Gupta Trusts	8/24/2000	Acquisition	15,000	Open market purchase
Jess Gupta Trusts	8/24/2000	Acquisition	15,000	Open market purchase
Alex Gupta Trusts	10/24/2000	Acquisition	1,000	Open market purchase
Alex Gupta Trusts	10/24/2000	Acquisition	1,500	Open market purchase
Alex Gupta Trusts	10/24/2000	Acquisition	500	Open market purchase
Alex Gupta Trusts	10/24/2000	Acquisition	1,200	Open market purchase
Alex Gupta Trusts	10/24/2000	Acquisition	500	Open market purchase

Party	Date of Transaction	Transaction Type	Number of Shares	Description
Alex Gupta Trusts	10/24/2000	Acquisition	500	Open market purchase
Alex Gupta Trusts	10/24/2000	Acquisition	4,800	Open market purchase
Alex Gupta Trusts	10/24/2000	Acquisition	600	Open market purchase
Alex Gupta Trusts	10/24/2000	Acquisition	400	Open market purchase
Alex Gupta Trusts	10/24/2000	Acquisition	1,000	Open market purchase
Alex Gupta Trusts	10/24/2000	Acquisition	1,500	Open market purchase
Alex Gupta Trusts	10/24/2000	Acquisition	1,500	Open market purchase
Alex Gupta Trusts	10/24/2000	Acquisition	1,000	Open market purchase
Alex Gupta Trusts	10/24/2000	Acquisition	500	Open market purchase
Alex Gupta Trusts	10/24/2000	Acquisition	500	Open market purchase
Alex Gupta Trusts	10/24/2000	Acquisition	500	Open market purchase
Alex Gupta Trusts	10/24/2000	Acquisition	7,500	Open market purchase
Vinod Gupta	10/18/2000	Acquisition	125,000	Open market purchase
Vinod Gupta	10/19/2000	Acquisition	5,000	Open market purchase
Vinod Gupta	10/20/2000	Acquisition	10,000	Open market purchase
Vinod Gupta	10/23/2000	Acquisition	10,000	Open market purchase
Vinod Gupta	10/24/2000	Acquisition	1,000	Open market purchase
Vinod Gupta	10/24/2000	Acquisition	1,300	Open market purchase
Vinod Gupta	10/26/2000	Acquisition	3,000	Open market purchase
Vinod Gupta	10/26/2000	Acquisition	6,000	Open market purchase
Vinod Gupta	10/26/2000	Acquisition	3,700	Open market purchase
Vinod Gupta	10/30/2000	Acquisition	10,000	Open market purchase
Ben Gupta Trusts	10/24/2000	Acquisition	500	Open market purchase
Ben Gupta Trusts	10/24/2000	Acquisition	500	Open market purchase
Ben Gupta Trusts	10/24/2000	Acquisition	1,000	Open market purchase
Ben Gupta Trusts	10/24/2000	Acquisition	8,000	Open market purchase
Ben Gupta Trusts	10/24/2000	Acquisition	500	Open market purchase
Ben Gupta Trusts	10/24/2000	Acquisition	500	Open market purchase
Ben Gupta Trusts	10/24/2000	Acquisition	1,000	Open market purchase
Ben Gupta Trusts	10/24/2000	Acquisition	1,500	Open market purchase
Ben Gupta Trusts	10/24/2000	Acquisition	1,500	Open market purchase
Ben Gupta Trusts	10/24/2000	Acquisition	10,000	Open market purchase
Jess Gupta Trusts	10/24/2000	Acquisition	10,000	Open market purchase
Jess Gupta Trusts	10/24/2000	Acquisition	5,000	Open market purchase
Jess Gupta Trusts	10/24/2000	Acquisition	10,000	Open market purchase
Vinod Gupta	11/3/2000	Acquisition	10,000	Open market purchase
Vinod Gupta	11/6/2000	Acquisition	90,000	Open market purchase
Vinod Gupta	11/7/2000	Acquisition	15,000	Open market purchase
Vinod Gupta	11/8/2000	Acquisition	100,000	Open market purchase
Vinod Gupta	11/10/2000	Acquisition	100,000	Open market purchase
Vinod Gupta	11/20/2000	Acquisition	5,000	Open market purchase
Vinod Gupta	11/22/2000	Acquisition	5,000	Open market purchase
Vinod Gupta	11/29/2000	Acquisition	10,000	Open market purchase
Vinod Gupta	12/4/2000	Acquisition	10,000	Open market purchase
Vinod Gupta	12/12/2000	Acquisition	10,000	Open market purchase
Vinod Gupta	12/13/2000	Acquisition	40,000	Open market purchase
Vinod Gupta	12/15/2000	Acquisition	25,000	Open market purchase
Vinod Gupta	12/18/2000	Acquisition	35,000	Open market purchase
12. As of December 31, 2001, Mr. Gupta beneficially owned 21,427,353 shares of the Company’s common stock. Mr. Gupta’s ownership included: (a) 18,913,908 shares directly owned; (b) 385,722 shares of common stock held by the Alex Gupta Trusts; (c) 385,221 shares of common stock held by the Ben Gupta Trusts; (d) 410,721 shares of common stock held by the Jess Gupta Trusts; (e) 150,000 shares of common stock held by the Foundation; (f)

107,500 shares of common stock held by the CRT; (g) 869 shares of common stock owned by Mr. Gupta under the Company’s 401(k) plan; (h) 80 shares of common stock owned by Jess Gupta under the Company’s 401(k) plan; and (i) 1,073,332 shares of common stock that purchasable within 60 days of December 31, 2001 pursuant to the exercise of outstanding options. The following is a summary of the transactions that occurred during the calendar year ended December 31, 2001.

Party	Date of Transaction	Transaction Type	Number of Shares	Description
Vinod Gupta	1/29/2001	Acquisition	4,000	Open market purchase
Vinod Gupta	1/30/2001	Acquisition	6,000	Open market purchase
Vinod Gupta	2/2/2001	Transfer	2,000	Transfer from Everest
Everest	2/2/2001	Transfer	2,000	Transfer to Vinod Gupta
Vinod Gupta	2/12/2001	Acquisition	25,000	Open market purchase
Vinod Gupta	2/27/2001	Acquisition	2,000	Open market purchase
Vinod Gupta	2/27/2001	Acquisition	1,000	Open market purchase
Vinod Gupta	2/28/2001	Acquisition	1,000	Open market purchase
Vinod Gupta	2/28/2001	Acquisition	2,000	Open market purchase
Vinod Gupta	3/1/2001	Acquisition	1,000	Open market purchase
Vinod Gupta	3/1/2001	Acquisition	1,000	Open market purchase
Vinod Gupta	3/2/2001	Acquisition	2,000	Open market purchase
Vinod Gupta	3/2/2001	Acquisition	1,000	Open market purchase
Vinod Gupta	3/5/2001	Acquisition	2,000	Open market purchase
Vinod Gupta	3/5/2001	Acquisition	1,000	Open market purchase
Vinod Gupta	3/6/2001	Acquisition	1,000	Open market purchase
Vinod Gupta	3/6/2001	Acquisition	1,000	Open market purchase
Vinod Gupta	3/6/2001	Acquisition	1,000	Open market purchase
Vinod Gupta	3/7/2001	Acquisition	1,000	Open market purchase
Vinod Gupta	3/8/2001	Acquisition	2,000	Open market purchase
Vinod Gupta	3/8/2001	Acquisition	1,000	Open market purchase
Vinod Gupta	3/9/2001	Acquisition	1,000	Open market purchase
Vinod Gupta	3/9/2001	Acquisition	2,000	Open market purchase
Vinod Gupta	3/13/2001	Acquisition	500	Open market purchase
Vinod Gupta	3/13/2001	Acquisition	600	Open market purchase
Vinod Gupta	3/13/2001	Acquisition	400	Open market purchase
Vinod Gupta	3/14/2001	Acquisition	1,800	Open market purchase
Vinod Gupta	3/15/2001	Acquisition	3,100	Open market purchase
Vinod Gupta	3/15/2001	Acquisition	400	Open market purchase
Vinod Gupta	4/16/2001	Transfer	253,200	Gift from 1998 GRAT
1998 GRAT	4/16/2001	Transfer	253,200	Gift to Vinod Gupta
Vinod Gupta	9/18/2001	Acquisition	20,000	Open market purchase
Vinod Gupta	9/29/2001	Acquisition	10,000	Open market purchase
Vinod Gupta	10/3/2001	Acquisition	20,000	Open market purchase
1998 GRAT	12/14/2001	Transfer	133,000	Gift to Vinod Gupta
Vinod Gupta	12/14/2001	Transfer	133,000	Gift from 1998 GRAT
1998 GRAT	12/14/2001	Transfer	105,734	Gift to Alex Gupta Trusts
Alex Gupta Trusts	12/14/2001	Transfer	105,734	Gift from 1998 GRAT
1998 GRAT	12/14/2001	Transfer	105,733	Gift to Ben Gupta Trusts
Ben Gupta Trusts	12/14/2001	Transfer	105,733	Gift from 1998 GRAT
1998 GRAT	12/14/2001	Transfer	105,733	Gift to Jess Gupta Trusts
Jess Gupta Trusts	12/14/2001	Transfer	105,733	Gift from 1998 GRAT

13. As of December 31, 2002, Mr. Gupta beneficially owned 21,187,622 shares of the Company’s common stock. Mr. Gupta’s ownership included: (a) 18,863,908 shares directly owned; (b) 385,722 shares of common stock held by the Alex Gupta Trusts; (c) 385,221 shares of common stock held by the Ben Gupta Trusts; (d) 410,721 shares of common stock held by the Jess Gupta Trusts; (e) 200,000 shares of common stock held by the Foundation; (f) 107,500 shares of common stock held by the CRT; (g) 1,092 shares of common stock owned by Mr. Gupta under the Company’s 401(k) plan; (h) 130 shares of common stock owned by Jess Gupta under the Company’s 401(k) plan; and (i) 833,328 shares of common stock that purchasable within 60 days of December 31, 2002 pursuant to the exercise of outstanding options. The following is a summary of the transactions that occurred during the calendar year ended December 31, 2002.

Party	Date of Transaction	Transaction Type	Number of Shares	Description
Vinod Gupta	5/1/2002	Transfer	50,000	Gift to Foundation
Foundation	5/1/2002	Transfer	50,000	Gift from Vinod Gupta
14. As of December 31, 2003, Mr. Gupta beneficially owned 21,733,597 shares of the Company’s common stock. Mr. Gupta’s ownership included: (a) 17,911,527 shares directly owned; (b) 720,855 shares of common stock held by the Alex Gupta Trusts; (c) 695,745 shares of common stock held by the Ben Gupta Trusts; (d) 721,745 shares of common stock held by the Jess Gupta Trusts; (e) 200,000 shares of common stock held by the Foundation; (f) 107,500 shares of common stock held by the CRT; (g) 5,000 shares of common stock held by Mr. Gupta’s spouse, Laurel Gupta, over which Mr. Gupta is deemed to have beneficial ownership; (h) 2,298 shares of common stock owned by Mr. Gupta under the Company’s 401(k) plan; (i) 186 shares of common stock owned by Jess Gupta under the Company’s 401(k) plan; and (j) 1,368,740 shares of common stock that purchasable within 60 days of December 31, 2003 pursuant to the exercise of outstanding options. The following is a summary of the transactions that occurred during the calendar year ended December 31, 2003.

Party	Date of Transaction	Transaction Type	Number of Shares	Description
Alex Gupta Trusts	2/12/2003	Acquisition	1,800	Open market purchase
Ben Gupta Trusts	2/12/2003	Acquisition	1,000	Open market purchase
Jess Gupta Trusts	2/25/2003	Acquisition	1,500	Open market purchase
Laurel Gupta	8/17/2003	Transfer	5,000	Marriage to Laurel Gupta (current spouse)
Vinod Gupta	10/31/2003	Transfer	309,524	Vinod Gupta loan repayment to Ben Gupta Trusts
Ben Gupta Trusts	10/31/2003	Transfer	309,524	Vinod Gupta loan repayment
Vinod Gupta	10/31/2003	Transfer	309,524	Vinod Gupta loan repayment to Jess Gupta Trusts
Jess Gupta Trusts	10/31/2003	Transfer	309,524	Vinod Gupta loan repayment
Vinod Gupta	12/11/2003	Transfer	333,333	Vinod Gupta loan repayment to Alex Gupta Trusts
Alex Gupta Trusts	12/11/2003	Transfer	333,333	Vinod Gupta loan repayment
15. As of December 31, 2004, Mr. Gupta beneficially owned 22,421,848 shares of the Company’s common stock. Mr. Gupta’s ownership included: (a) 17,336,527 shares directly owned; (b) 720,855 shares of common stock held by the Alex Gupta Trusts; (c) 695,745 shares of common stock held by the Ben Gupta Trusts; (d) 721,745 shares of common stock held by the Jess Gupta Trusts; (e) 200,000 shares of common stock held by the Foundation; (f) 107,500 shares of common stock held by the CRT; (g) 5,000 shares of common stock held by Laurel Gupta; (h) 2,984 shares of common stock owned by Mr. Gupta under the Company’s 401(k) plan; (i) 260 shares of common stock owned by Jess Gupta under the Company’s 401(k) plan; (j) 1,000,000 shares of common stock indirectly held through the Vinod Gupta 2004 Irrevocable Annuity Trust (the “2004 GRAT”); and (k) 1,631,232 shares of common stock that purchasable within 60 days of December 31, 2004 pursuant to the exercise of outstanding options. The following is a summary of the transactions that occurred during the calendar year ended December 31, 2004.

Party	Date of Transaction	Transaction Type	Number of Shares	Description
Vinod Gupta	1/21/2004	Acquisition	10,000	Open market purchase
Vinod Gupta	1/29/2004	Acquisition	5,000	Open market purchase
Vinod Gupta	8/11/2004	Acquisition	1,246	Open market purchase
Vinod Gupta	8/12/2004	Acquisition	8,754	Open market purchase
Vinod Gupta	9/1/2004	Transfer	1,000,000	Gift to 2004 GRAT
2004 GRAT	9/1/2004	Transfer	1,000,000	Gift from Vinod Gupta
16. As of December 31, 2005, Mr. Gupta beneficially owned 22,919,923 shares of the Company’s common stock. Mr. Gupta’s ownership included: (a) 17,435,317 shares directly owned; (b) 720,855 shares of common stock held by the Alex Gupta Trusts; (c) 695,745 shares of common stock held by the Ben Gupta Trusts; (d) 721,745 shares of common stock held by the Jess Gupta Trusts; (e) 200,000 shares of common stock held by the Foundation; (f) 107,500 shares of common stock held by the CRT; (g) 35,000 shares of common stock held by Laurel Gupta; (h) 3,684 shares of common stock owned by Mr. Gupta under the Company’s 401(k) plan; (i) 427 shares of common stock owned by Jess Gupta under the Company’s 401(k) plan; (j) 943,410 shares of common stock indirectly held through the 2004 GRAT; and (k) 2,056,240 shares of common stock that purchasable within 60 days of December 31, 2005 pursuant to the exercise of outstanding options. The following is a summary of the transactions that occurred during the calendar year ended December 31, 2005.

Party	Date of Transaction	Transaction Type	Number of Shares	Description
Vinod Gupta	1/10/2005	Transfer	1,200	Distribution from Custom Technology Growth Fund, LLC
Vinod Gupta	1/19/2005	Transfer	20,000	Gift to Laurel Gupta
Laurel Gupta	1/19/2005	Transfer	20,000	Gift from Vinod Gupta
Vinod Gupta	2/11/2005	Transfer	56,590	Gift from 2004 GRAT
2004 GRAT	2/11/2005	Transfer	56,590	Gift to Vinod Gupta
Vinod Gupta	3/10/2005	Acquisition	50,000	Open market purchase
Vinod Gupta	3/14/2005	Acquisition	11,000	Open market purchase
17. As of May 31, 2006, Mr. Gupta beneficially owned 23,026,723 shares of the Company’s common stock. Mr. Gupta’s ownership included: (a) 18,769,071 shares directly owned; (b) 720,855 shares of common stock held by the Alex Gupta Trusts; (c) 695,745 shares of common stock held by the Ben Gupta Trusts; (d) 721,745 shares of common stock held by the Jess Gupta Trusts; (e) 200,000 shares of common stock held by the Foundation; (f) 107,500 shares of common stock held by the CRT; (g) 45,000 shares of common stock held by Laurel Gupta; (h) 4,173 shares of common stock owned by Mr. Gupta under the Company’s 401(k) plan; (i) 485 shares of common stock owned by Jess Gupta under the Company’s 401(k) plan; (j) 799,656 shares of common stock indirectly held through the 2004 GRAT; and (k) 962,493 shares of common stock that may be purchased within 60 days of June 24, 2006 pursuant to the exercise of outstanding options. The following is a summary of the transactions that occurred between January 1, 2006 and May 31, 2006.

Party	Date of Transaction	Transaction Type	Number of Shares	Description
Vinod Gupta	1/20/2006	Transfer	10,000	Gift to Laurel Gupta
Laurel Gupta	1/20/2006	Transfer	10,000	Gift from Vinod Gupta
Vinod Gupta	3/17/2006	Transfer	143,754	Gift from 2004 GRAT
2004 GRAT	3/17/2006	Transfer	143,754	Gift to Vinod Gupta
18. Mr. Gupta disclaims beneficial ownership of the shares held by the CRT, the Foundation, the Alex Gupta Trusts, the Ben Gupta Trusts, the Jess Gupta Trusts, the 2004 GRAT and the shares held by Laurel Gupta.